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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Aurelia Energy N.V.

Quarterly Report
For period ended March 31, 2004

Dated May 14, 2004

TABLE OF CONTENTS

CERTAIN DEFINITIONS	3
FORWARD-LOOKING STATEMENTS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	6
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME	7
UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT	8
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	9
UNAUDITED OTHER FINANCIAL DATA AND RATIOS	16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
DISCLOSURE CONTROLS AND PROCEDURES	37

CERTAIN DEFINITIONS

        We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the common currency of the member states of the European Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.2597 and €1.00 to U.S.$1.2292, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 and March 31, 2004, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.7842 and £1.00 to U.S.$1.8400, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 and March 31, 2004, respectively, in each case, solely for the convenience of the reader. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On May 13, 2004 the applicable noon buying rates were €1.00 to U.S.$1.1801 and £1.00 to U.S.$1.7584.

FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate", "seek" or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

  •
  levels of capital expenditures by the oil industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs, upon the termination of their existing service agreements;

  •
  our ability to complete in a timely and cost-efficient manner modifications to the Munin in connection with its redeployment to the Xijiang Field;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our FPSOs;

  •
  the efficacy of modifications and repairs to our FPSOs;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2004	At December 31, 2003
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents
Cash		36,982	32,374
Deposits		574	563

		37,556	32,937

Accounts receivable
Trade, net		35,731	29,051
Related party		101	102
Other receivables		19,041	24,395
Prepaid expenses		4,570	2,744

		59,443	56,292

Inventory
Work in process		12,550	8,068

		109,549	97,297

Non current assets
Restricted deposits		88,957	89,513
Loan		150	100
Fixed assets
Tangible fixed assets, net	2
FPSOs		952,235	969,360
Other tangible fixed assets		57,378	57,392
Income tax receivable		3,673	3,111
Deferred income taxes	10	91,704	85,905
Debt arrangement fees		18,175	18,858

		1,212,272	1,224,239

		1,321,821	1,321,536

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2004	At December 31, 2003
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		28,503	24,993
Related party		125	125
Income taxes		2,380	1,866
Wage taxes and social security contributions		953	1,954
Other liabilities and accrued expenses		39,794	48,478
Billings in excess of cost and unrealized income		4,343	4,321

		76,098	81,737

Non current liabilities
Long-term bank loans	3	245,875	249,108
10 1/4% Senior Notes due 2012	4	338,244	338,347
Long-term loan, related party	5	137,003	134,659
Tax lease benefits liability	6	37,875	38,607
Interest rate swaps		2,014	2,713
Pensions		870	977

		761,881	764,411

Shareholder's equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of March 31, 2004 and 2003 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of March 31, 2004 and 2003, respectively		136,000	136,000
Retained earnings		336,838	328,515
Accumulated other comprehensive loss	9	(22,996)	(23,127)

		483,842	475,388

		1,321,821	1,321,536

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Statements of Income

		For the three months ended March 31,
	Note	2004	2003
	(in U.S.$ thousands except share and per share amounts)
Revenues	7	90,659	56,100

Operating expenses
Operations expenses	8	58,520	29,414
Selling, general and administrative expenses		2,480	2,431
Depreciation of tangible fixed assets		19,416	12,952
Other operating income		(1,088)	(993)

		79,328	43,804

Operating income		11,331	12,296

Financial income and expense
Interest income		999	828
Interest expense		(12,067)	(11,103)
Currency exchange results		2,365	(1,417)

		(8,703)	(11,692)

Income before income taxes		2,628	604
Income taxes	10	(5,695)	(7,198)

Net income		8,323	7,802

Basic and diluted earnings per common share		61	57

Weighted average number of common shares outstanding		136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
Net income	8,323	7,802
Depreciation of tangible fixed assets	19,416	12,952
Increase in deferred income tax assets	(6,040)	(7,669)
Amortization of debt arrangement fees	683	623
Amortization of discount on 10 1/4% Senior Notes due 2012	88	100
Amortization benefit from unwinding swap	(192)	—
Accrued interest on long-term loan from related party	2,344	2,173
Change in pension provision	(171)	194
Interest on restricted deposits	(3,678)	1,172
Gain on foreign currency forward contracts	(754)	5
Increase/decrease in provision for uncollectible accounts receivable	450	(7)
Change in operating assets and liabilities	(14,198)	(21,097)

Net cash provided by (used in) operating activities	6,271	(3,752)
Additions to tangible fixed assets	(2,260)	(34,197)
Disposals of tangible fixed assets	—	243
Loans provided	(50)	—

Net cash (used in) investing activities	(2,310)	(33,954)
Proceeds from long-term and short-term loans from banks and third parties	29,999	57,000
Proceeds from restricted deposits	4,234	1,789
Redemption of loans and short term bank liabilities	(33,231)	(28,772)
Debt arrangement fees	—	(33)

Net cash provided by financing activities	1,002	29,984
Translation differences	(344)	105

Net increase/(decrease) in available cash and cash equivalents	4,619	(7,617)
Cash and cash equivalents at beginning of the year	32,937	23,024

Cash and cash equivalents at end of the year	37,556	15,407

Additional cash flow disclosures
Interest Paid	9,040	10,575
Taxes Paid	373	1,532

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

1.     Accounting Principles

        The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2003.

        Sales and operating results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

2.     Tangible Fixed Assets

        During the first quarter of 2004, the Company invested U.S.$2.3 million in tangible fixed assets (as compared to U.S.$33.9 million in the first quarter of 2003). The investment during the first quarter of 2004 consisted primarily of U.S.$2.2 million for work performed in connection with the redeployment of the Munin to the Xijiang Field. Approximately U.S.$0.1 million related to the investment in a stock buoy and expenditures on certain office equipment. The investment during the first quarter of 2003 consisted primarily of U.S.$33.7 million for work performed in connection with the redeployment of the Glas Dowr to the Sable Field. Approximately U.S.$0.3 million of the investment related to the investment in a stock buoy, approximately U.S.$0.2 million of the investment related to lay-up costs of the Aoka Mizu and expenditures on certain office equipment and approximately U.S.$(0.3) million of the investment related to an adjustment to the purchase price of the Haewene Brim.

3.     Long-Term Bank Loans

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving corporate credit facility with funds drawn under an 8-year, U.S.$600.0 million credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. As of March 31, 2004, the interest rate, including margin, was 2.49%. The costs incurred in arranging the credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with customers concerning the FPSOs.

4.     10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

        In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

        Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 as of March 31, 2004 amounts to U.S.$356.8 million and is based on the quoted market price.

        To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its credit facility.

        As of July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

        As of March 31, 2004, the unamortized premium and discount of the 10 1/4% Senior Notes due 2012 and the deferred gain on the cancellation of the swap amounted to U.S.$3.2 million.

5.     Long-Term Loan, Related Party

        The fair value of the long-term loan from the related party Marenco Investments Limited as of March 31, 2004 and December 31, 2003 amounted to U.S.$146.4 million and U.S.$153.7 million, respectively. The fair value as of March 31, 2004 has been determined by an independent bank, based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2003.

6.     Tax Lease Benefits Liability

        The liability to repay tax leases decreased by U.S.$0.7 million during the first quarter of 2004. This tax lease benefits liability decreased as a result of a reduction in the amount of the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements and because of fluctuations in currency exchange rates and market interest rates.

7.     Segment Information

        The segment information by business segment is as follows:

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
FPSO
Revenues	77,539	50,755
Segment net income	8,279	11,048
Identifiable assets	1,288,722	1,258,894
Capital expenditures	2,183	33,497
Depreciation and amortization	19,402	12,797
Interest income and (expense)	(11,040)	(10,154)
Income taxes	(5,170)	(6,531)
SPM
Revenues	13,120	5,345
Segment net income	44	(3,246)
Identifiable assets	32,473	42,263
Capital expenditures	77	448
Depreciation and amortization	14	155
Interest income and (expense)	(28)	(121)
Income taxes	(525)	(667)
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	626	537
Capital expenditures	—	—
Depreciation and amortization	—	—
Interest income and (expense)	—	—
Income taxes	—	—
Consolidated
Revenues	90,659	56,100
Segment net income	8,323	7,802
Identifiable assets	1,321,821	1,301,694
Capital expenditures	2,260	33,945
Depreciation and amortization	19,416	12,952
Interest income and (expense)	(11,068)	(10,275)
Income taxes	(5,695)	(7,198)

8.     Operations Expenses

        Operations expenses are as follows:

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
SPM contracts	13,211	8,614
FPSO contracts	45,309	20,800

	58,520	29,414

9.     Other Comprehensive Income

        Other comprehensive income is as follows:

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
Increase in fair value of cash flow hedges	699	1,095
Tax effect	(241)	(384)
Translation result	(327)	46

	131	757

10.   Internal restructuring and tax audit

        Effective January 1, 2000, Bluewater entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to the Company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of the Company. Although extensive discussions were held with the tax authorities on the tax structure of Bluewater and the internal restructuring, Bluewater's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €135.4 million (U.S.$170.6 million) as of December 31, 2003 and €135.4 million (U.S.$166.4 million) as of March 31, 2004. The Company is in discussions with the Dutch tax authorities regarding these taxes and is vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings, which it has received from them. In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, the Company filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting the Company's response. The Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these unaudited interim condensed consolidated financial statements.

        In connection with the draft tax audit report, the Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings. While the Company believes that it is probable that the Company will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on the Company's financial position, there can be no assurance in this regard and the Company could lose some or all of the future anticipated tax savings associated with the Company's internal restructuring.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the three months ended March 31,
	2004		2003
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	31,210		28,882
SPM business	(463)		(3,634)

Total	30,747		25,248

Capital expenditures, net(2)	2,260		33,954
Cash interest paid(3)	9,040		10,575
Ratio of EBITDA to cash interest paid	3.40	x	2.39	x
Ratio of earnings to fixed charges(4)	1.27	x	0.94	x

Notes:

(1)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
EBITDA	30,747	25,248
Depreciation of tangible fixed assets and amortization of intangible assets	19,416	12,952
Financial income and expense	(8,703)	(11,692)
Income taxes	(5,695)	(7,198)

Net income	8,323	7,802
Adjustments to reconcile net income to cash provided	12,146	9,543
Changes in operating assets and liabilities, net of effect of acquisitions	(14,198)	(21,097)

Net cash provided by (used in) operating activities	6,271	(3,752)

(2)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets. The following table presents a reconciliation of "capital expenditures, net" to additions to tangible fixed assets, disposals of tangible fixed assets and accumulated deprecation of disposals of tangible fixed assets for the periods indicated.

	For the three months ended March 31,
	2004	2003
	(in U.S.$ thousands)
Additions to tangible fixed assets	2,260	34,197
Disposals to tangible fixed assets	—	(243)

Capital expenditures, net	2,260	33,954

(3)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan and less amortization of debt arrangement fees and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

(4)
"Earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under "Forward-Looking Statements" and elsewhere in this report, as well as in our annual report for the year ended December 31, 2003.

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and one FPSO hull (the Aoka Mizu) that we are marketing worldwide. In the first quarter of 2004 and the first quarter of 2003 our FPSO business generated 85.5% and 90.5%, respectively, of our revenues, 99.5% and 141.6%, respectively, of our net income and 101.5% and 114.4%, respectively, of our EBITDA.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the first quarter of 2004 and in the first quarter of 2003, our SPM business generated 14.5% and 9.5%, respectively, of our revenues, 0.5% and (41.6)%, respectively, of our net income, and (1.5)% and (14.4)%, respectively, of our EBITDA.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In the first quarter of 2004 and in the first quarter of 2003, we had revenues of U.S.$90.7 million and U.S.$56.1 million, respectively, operating income of U.S.$11.3 million and U.S.$12.3 million, respectively, net income of U.S.$8.3 million and U.S.$7.8 million, respectively, and EBITDA of U.S.$30.7 million and U.S.$25.2 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. In total, these day rates and tariff payments contributed U.S.$61.3 million and U.S.$48.5 million, to our total revenues in the first quarter of 2004 and in the first quarter of 2003, respectively. Our total revenues were U.S.$90.7 million and U.S.$56.1 million in the first quarter of 2004 and in the first quarter of 2003, respectively. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. While our FPSOs generally have maintained high operating uptimes in the past and, as a result, generally have not suffered from a decrease in revenues associated with operational downtime, we received reduced day rates for a period of 24 non-consecutive days during the first seven months of 2003 under our service agreement for the Bleo Holm as a result of downtime associated with repair and modification work that we were required to undertake due to corrosion to the welds in the vessel's topside gas pipework. We are currently in discussions with the contract counterparty to the Bleo Holm service agreement regarding responsibility for the corrosion and believe that we will be reimbursed for the full defined day rate and the costs of repairs and modifications during the period. When an FPSO is removed from the field as a result of factors unrelated to operating performance, our day rate is not adjusted based upon operating uptime. However, in such a case our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement.

Seasonality

        Some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        Historically, our service agreements have provided for the payment of defined day rates or minimum contract payments and have included minimum contract periods that have significantly reduced the exposure of our FPSO business to fluctuations in oil prices. The most significant exposure of our FPSO business to developments in oil price generally has related to the impact that oil prices have on the production economics at the fields on which FPSOs operate. Because fluctuations in oil prices may affect the decision of oil companies to tie-back marginal fields to existing production facilities or extend production at fields nearing the end of their production profiles and, if sufficiently severe, may cause oil companies to alter production levels at producing fields, we have in certain instances been subject to potential risks relating to our ability to enter into new tie-back arrangements, to extend service agreements and to generate revenue from tariff and bonus payments. However, due to positive developments in oil prices and other relevant factors, these risks generally have not had a material impact on our financial condition or results of operations or adversely affected our FPSO business. We believe that, in the future, we will continue to be subject to these risks and expect that our exposure to the price of oil will continue until our service agreement for the Munin, which is subject to adjustment based on oil prices, terminates. We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Glas Dowr and the Munin

        We redeployed the Glas Dowr to the Sable Field off the coast of South Africa following the termination of the vessel's original service agreement with Amerada Hess. To prepare the Glas Dowr for operation on this field, we modified the vessel's topsides and mooring system and developed the Sable Field's subsea infrastructure. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns and led to a delay in the commencement of production at the Sable Field. While the Glas Dowr commenced production on August 7, 2003, the delay in the commencement of production and additional work on the gas compression facilities, along with increased insurance costs resulted in an upward revision in our estimate of the costs of the vessel modifications and subsea work. As of March 31, 2004, our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, was approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of March 31, 2004, we had expended approximately U.S.$145.3 million on the vessel modifications and approximately U.S.$39.1 million on developing the subsea infrastructure, and we have received approximately U.S.$39.1 million in milestone payments from PetroSA for the completion of the subsea work. Based upon our estimates, we believe that we had approximately U.S.$11.3 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$11.3 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        In addition to the cost of vessel modifications and subsea work, U.S.$9.7 million has been capitalized for financing costs, U.S.$11.0 million for operational support prior to production, and U.S.$3.0 million for exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. In addition to the above-mentioned capital expenditures, we capitalized approximately U.S.$6.1 million on offshore commissioning and completion work. The total capitalized cost for the project, including an accrual of U.S.$10.9 million for expenditures to be made for services incurred on the project, was U.S.$175.1 million as of the first quarter 2004.

        Our future capital expenditures will depend primarily on the projects that we undertake. We anticipate that our capital expenditures during 2004 will relate primarily to modifications that we will make to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. Due to the nature of the redeployment and the scope of work anticipated, we believe that such capital expenditures will be significantly less than the amounts that were invested in connection with the redeployment of the Glas Dowr. Nevertheless, it is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with the redeployment. We expect that actual capital expenditures will primarily be a function of the characteristics of the Xijiang Field, the requirements set forth in the our new service agreement and other relevant considerations. We intend to fund these capital expenditures with borrowings drawn under our credit facility and payments that we will receive under the new service agreement. As of the first quarter of 2004, we capitalized U.S.$2.1 million in connection with engineering work to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea.

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which principally includes interest paid or accrued in respect of our credit facility, our 10 1/4% Senior Notes due 2012, and the subordinated Marenco loan and amortization charges relating to debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan and less amortization of debt arrangement fees. During the first quarter of 2004, capitalized interest expense was U.S.$.0, while it amounted to U.S.$2.3 million in the first quarter of 2003, which related to modifications to the Glas Dowr.

        To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred U.S.$6.7 million of this gain, which will be credited to income over the remaining term of the 10 1/4% Senior Notes due 2012, and used the payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003 we entered into a new fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

        As of March 31, 2004, the unamortized premium and discount of the 10 1/4% Senior Notes due 2012 and the deferred gain on the cancellation of the swap amounted to U.S.$3.2 million.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations is based upon our unaudited interim condensed consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements and that impact reported amounts of revenues and expenses during the reporting period. Our management evaluates, on an ongoing basis, its estimates and judgments, including those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Our management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes that the following accounting policies, among others, are the most critical to understanding and evaluating our reported financial results.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. Under one of our service agreements, which is scheduled to terminate in August 2004, our day rates are currently linked to the price of oil. Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations. A change in the percentage of completion would not have had a significant impact on our revenues in the first quarter of 2004 or in prior periods.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to the date of assessment, was €135.4 million (U.S.$170.6 million) as of December 31, 2003 and €135.4 million (U.S.$166.4 million) as of March 31, 2004. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response. We intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$25.9 million in 2002, U.S.$0.9 million in 2003 and U.S.$6.0 million in the first quarter of 2004 relating primarily to the amortization of goodwill and the deduction of interest on intercompany loans for income tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable". In 2003, we changed the period over which goodwill associated with the restructuring is amortized, from 10 years to 15 years, which brings the amortization period in line with the FPSO depreciation period. This change led to a decrease in the amount of amortization charges recorded for income tax purposes.

        In connection with the draft tax audit report that we have received from the Dutch tax authorities, we have had discussions with the Dutch tax authorities concerning our internal restructuring. In the course of our discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2002, 2003 or the first quarter of 2004.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to certain adjustments, we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 72.0% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount of an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2001, 2002, 2003 or the first quarter of 2004 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectible accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations.

        In the first quarter of 2004, we recorded a provision relating to credit losses of U.S.$0.5 million. We did not record a provision relating to credit losses in the first quarter of 2003.

Results of Operations

	For the three months ended March 31,
			Change 2003–2004
	2003	2004
	(in U.S.$ thousands)		(%)
Revenues
FPSO business	50,755	77,539	52.8
SPM business	5,345	13,120	145.5

Total	56,100	90,659	61.6
Operating expenses
Operations expenses
FPSO business	20,800	45,309	117.8
SPM business	8,614	13,211	53.4

Total	29,414	58,520	99.0
Selling, general and administrative expenses	2,431	2,480	2.0
Other operating income	(993)	(1,088)	9.6

Depreciation of tangible fixed assets and amortization of intangible assets	12,952	19,416	49.9

Total operating expenses	43,804	79,328	81.1

Operating income
FPSO business	16,085	11,807	(26.6)
SPM business	(3,789)	(476)	(87.4)

Total	12,296	11,331	(7.8)

Financial income and expense
Interest income	828	999	20.7
Interest expense	(11,103)	(12,067)	8.7
Currency exchange results	(1,417)	2,365	266.9

Total	(11,692)	(8,703)	(25.6)

Income before taxes	604	2,628	335.1
Income taxes	(7,198)	(5,695)	(20.9)

Net income	7,802	8,323	6.7

EBITDA(1)
FPSO business	28,882	31,210	8.1
SPM business	(3,634)	(463)	(87.3)

Total	25,248	30,747	21.8

Note:

(1)
A reconciliation of EBITDA to net cash provided by operating activities is included under "Unaudited Other Financial Data and Ratios".

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

Revenues

        Revenues were U.S.$90.7 million during the first quarter of 2004, up 61.6% from U.S.$56.1 million in the first quarter of 2003. Revenues from our FPSO business were U.S.$77.5 million in the first quarter of 2004, up 52.8% from U.S.$50.8 million in the first quarter of 2003. Revenues from our SPM business were U.S.$13.1 million in the first quarter of 2004, up 145.5% from U.S.$5.3 million in the first quarter of 2003.

        Revenues from our FPSO business increased by U.S.$26.7 million in the first quarter of 2004. Of this increase, U.S.$18.0 million was attributable to payments received under our service agreement with PetroSA (compared to U.S.$0.2 million for the reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field during the first quarter of 2003) and U.S.$10.0 million was attributable to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim (compared to U.S.$1.0 million during the first quarter of 2003). In addition, revenues generated by the Bleo Holm increased by U.S.$1.6 million in the first quarter of 2004 compared with the first quarter of 2003 due to increased downtime during the first quarter of 2003 resulting from maintenance to its topsides gas pipework, for which a provision was made in the operation expenses. The increase in the first quarter of 2004 was partly offset by a shut-down due to a sub-sea pump failure and declining production levels on the Munin (U.S.$1.7 million).

        Revenues from our SPM business increased by U.S.$7.8 million in the first quarter of 2004 primarily attributable to the work in process of U.S.$5.4 million on the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim. The increase in revenues was also attributable to a higher level of SPM activities in the first quarter of 2004, compared with the first quarter of 2003. The higher level of SPM activities was mainly due to SPM delivery contracts for the development of buoy mooring systems during 2003 which were awarded late in the year and which will largely generate revenues during 2004. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

        Operations expenses were U.S.$58.5 million in the first quarter of 2004, up 99.0% from U.S.$29.4 million in the first quarter of 2003. In our FPSO business, our operations expenses were U.S.$45.3 million in the first quarter of 2004, up 117.8% from U.S.$20.8 million in the first quarter of 2003. In our SPM business, operations expenses amounted to U.S.$13.2 million in the first quarter of 2004, up 53.4% from U.S.$8.6 million in the first quarter of 2003.

        The U.S.$24.5 million increase in the operations expenses of our FPSO business during the first quarter of 2004 was primarily attributable to costs associated with our service agreement with PetroSA relating to the Glas Dowr, which amounted to U.S.$11.9 million and the recognition of U.S.$14.9 million in reimbursable expenses relating to work performed at the Sable Field and the installation of a new water injection facility on the Haewene Brim as described above under "—Revenues", compared with U.S.$2.3 million in the first quarter of 2003. While we expect to be fully reimbursed for these expenses, under our accounting policies, we include the reimbursement in our revenues and account for the associated cost in our operations expenses.

        Operations expenses of our SPM business increased by U.S.$4.6 million during the first quarter of 2004. Operations expenses increased by U.S.$4.9 million due to the work in process on the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim. This increase was partly offset by U.S.$0.3 million due to relatively lower operations expenses on the individual SPM projects.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses amounted to U.S.$2.5 million in the first quarter of 2004, up 2.0% from U.S.$2.4 million in the first quarter of 2003. The increase in selling, general and administrative expenses was due to inflation.

Depreciation of Tangible Fixed Assets

        Charges for depreciation of tangible fixed assets amounted to U.S.$19.4 million in the first quarter of 2004, up 49.9% from U.S.$13.0 million in the first quarter of 2003. The increase of U.S.$6.4 million in the amount of these charges resulted from U.S.$6.6 million in depreciation charges that we recorded in respect of the Glas Dowr following the commencement of production at the Sable Field as of August 7, 2003. This increase was partly offset by U.S.$0.2 million of lower depreciation charges relating to the sale of a buoy on June 19, 2003.

Operating Expenses

        Due to the foregoing factors, total operating expenses were U.S.$79.3 million in the first quarter of 2004, up 81.1% from U.S.$43.8 million in the first quarter of 2003.

Operating Income

        Due to the foregoing factors, operating income amounted to U.S.$11.3 million in the first quarter of 2004, down 7.8% from U.S.$12.3 million in the first quarter of 2003. Our operating margin decreased to 12.5% of our revenues in the first quarter of 2004, compared to 21.9% of our revenues in the first quarter of 2003.

Financial Income and Expense

        Net financial expense amounted to U.S.$8.7 million in the first quarter of 2004, down 25.6% from U.S.$11.7 million in the first quarter of 2003.

        Our interest expense increased from U.S.$11.1 million in the first quarter of 2003 to U.S.$12.1 million in the first quarter of 2004. In the first quarter of 2003, we capitalized U.S.$2.3 million of interest relating to modifications to the Glas Dowr, while in the first quarter of 2004 we did not capitalize any interest. Our total debt decreased from U.S.$609.4 million in the first quarter of 2003 to U.S.$584.1 million in the first quarter of 2004 which resulted in a decrease of interest costs of U.S.$1.3 million. The weighted average interest rate payable on our debt increased due to our issuance in April 2003 of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 at a relatively higher interest rate. In contrast, the issuance of 10 1/4% Senior Notes due 2012 had limited effect on comparable periods, because we have been able to reduce the effective rate of interest payable on our 10 1/4% Senior Notes due 2012 through the use of a fixed-to-floating rating swap.

        Interest income was U.S.$1.0 million in the first quarter of 2004, up 20.7% from U.S.$0.8 million in the first quarter of 2003, due to an increase in restricted cash deposits associated with our tax leases of U.S.$89.0 million in the first quarter of 2004 compared to U.S.$79.5 million in the first quarter of 2003. Currency exchange results were a gain of U.S.$2.4 million in the first quarter of 2004, compared with a loss of U.S.$1.4 million in the first quarter of 2003. U.S.$3.8 million of this increase was attributable to our sterling and euro foreign currency exchange contracts. In the first quarter of 2004, we recognized U.S.$0.8 million of gain on these foreign currency exchange contracts. We did not recognize a gain on these in the first quarter of 2003. The appreciation of the sterling against the U.S. dollar also resulted in a revaluation profit of U.S.$3.0 million in sterling cash deposits associated with our tax leases.

Income before Taxes

        Due to the foregoing factors, income before taxes was U.S.$2.6 million in the first quarter of 2004, up 335.1% from U.S.$0.6 million in the first quarter of 2003. As a percentage of revenues, our income before taxes increased from 1.1% in the first quarter of 2003 to 2.9% in the first quarter of 2004.

Income Taxes and Net Income

        We recorded U.S.$5.7 million of income tax credits in the first quarter of 2004, down 20.9% from U.S.$7.2 million in the first quarter of 2003. These income tax credits consisted of current tax charges of U.S.$0.3 million in the first quarter of 2004, down 40.0% from U.S.$0.5 million in the first quarter of 2003, and deferred tax credits of U.S.$6.0 million in the first quarter of 2004, down 22.1% from U.S.$7.7 million in the first quarter of 2003. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. The decrease of U.S.$1.7 million in the deferred tax credit in the first quarter of 2004 was primarily attributable to a change in the period over which we amortize goodwill associated with our internal restructuring for tax purposes from 10 to 15 years. After taking into account income tax credits, net income amounted to U.S.$8.3 million in the first quarter of 2004, up 6.7% from U.S.$7.8 million in the first quarter of 2003.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash Provided by (Used in) Operating Activities

        Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities were U.S.$6.3 million in the first quarter of 2004 and U.S.$(3.8) million in first quarter of 2003. The increase in net cash flow provided by operating activities from the first quarter of 2003 to the first quarter of 2004 was primarily attributable to a relative higher level of SPM activities, additional work in relation to the installation of a new water injection facility on the Haewene Brim and the commencement of production by the Glas Dowr at the Sable Field as of August 7, 2003. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

        Net cash (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash (used in) investing activities totaled U.S.$33.9 million in the first quarter of 2003 and U.S.$2.3 million in the first quarter of 2004. The investing activities in the first quarter of 2003 were primarily expenditures in relation to the modification and redeployment of the Glas Dowr, which became operational as of August 7, 2003. The costs of these modifications have been capitalized and added to the historic cost of the vessel. The investing activities in the first quarter of 2004 are primarily expenditures in relation to the modification of the Munin in connection with its redeployment to the Xijiang Field in the South China Sea.

Net Cash Provided by Financing Activities

        Net cash provided by financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$30.0 million in the first quarter of 2003 and U.S.$1.0 million in the first quarter of 2004. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The decrease in net cash provided by financing activities in the first quarter of 2004 resulted from approximately U.S.$3.2 million in repayments of our credit facility and the release of approximately U.S.$4.2 million of our restricted deposits compared to approximately U.S.$28.2 million in drawdowns under our credit facility and the addition of approximately U.S.$1.8 million to our restricted deposits in the first quarter of 2003. We used the release of our restricted deposits of U.S.$4.2 million in the first quarter of 2004 partly for the modification of the Munin in connection with its redeployment to the Xijiang Field. The drawdown under our credit facility of U.S.$28.2 in the first quarter of 2003 was used for the modification and redeployment of the Glas Dowr.

Financing Arrangements and Contractual Obligations

        As of March 31, 2004, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$245.9 million incurred under our credit facility and cash of U.S.$37.6 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$137.0 million of indebtedness outstanding under the subordinated Marenco loan.

        Credit Facility.    Our credit facility is a U.S.$600.0 million revolving credit facility that we entered into in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$460.0 million as of March 31, 2004, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of March 31, 2004, the applicable interest rate was 2.49%.

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	400	320	240	160	80	0
Borrowing base(1)	382	325	287	271	248	223

Note:

(1)
Based on our current FPSO fleet. Our credit facility terminates in February 2009.

        Other Financing Arrangements.    In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

  •
  Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of March 31, 2004, the total amount of this loan (including accrued interest) was U.S.$137.0 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the first quarter of 2004 and in the first quarter of 2003, we accrued approximately U.S.$2.3 million and U.S.$2.2 million, respectively, of interest on the loan.

  •
  Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a €15.0 million (U.S.$18.4 million) performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of March 31, 2004, we had U.S.$8.0 million outstanding under our guarantee facilities.

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. We anticipate that our capital expenditures for 2004 will relate to modifications that we will make to the Munin in connection with its redeployment to the Xijiang Field in the South China Sea. Due to the nature of the redeployment and the scope of work anticipated, we believe that such capital expenditures will be significantly less than the amounts that were invested in connection with the redeployment of the Glas Dowr. See "Redeployment of the Glas Dowr and the Munin". Nevertheless, it is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with the redeployment. We expect that actual capital expenditures will primarily be a function of the characteristics of the Xijiang Field, the requirements set forth in the our new service agreement and other relevant considerations. We intend to fund these capital expenditures with borrowings drawn under our credit facility and payments that we will receive under the new service agreement.

Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the first quarter 2004 and the first quarter 2003, our research and development expenditures were approximately U.S.$0.1 million.

Off-balance Sheet Arrangements

        We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

        The following table presents the scheduled maturities of our contractual obligations, assuming that any available rollover provisions were inapplicable, as of March 31, 2004.

	Payments due by Period
	Total	<1 year	1–3 years	3–5 years	>5 years
	(in U.S.$ thousands)
Long-term debt obligations	580,875	—	25,875	160,000	395,000
Capital lease obligations	—	—	—	—	—
Operating lease obligations	5,355	2,300	2,795	260	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	586,230	2,300	28,670	160,260	395,000

Quantitative and Qualitative Exposure to Market Risk

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2003, and as of March 31, 2004 this represented approximately 46.1% and 33.7% of the outstanding indebtedness under the facility. To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. In the future, we expect to manage our interest rate risk exposure through the use of a combination of fixed and floating rate debt and interest rate swaps.

        The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2003 and as of March 31, 2004. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	As of December 31, 2003
	Expected Maturity Date December 31,
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt	—	—	—	—	—	134,659	134,659	153,716
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	—	—	—	335,000(1)
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	—	9,108	80,000	80,000	80,000	249,108	—
Average interest rate(2)	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Interest Rate Swaps
Variable to Fixed	35,990	—	—	—	—	—	35,990	(1,125)
Average pay rate	6.7225%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—
Variable to Fixed	36,821	35,092	7,006	—	—	—	78,919	(1,558)
Average pay rate	3.463%	3.463%	3.463%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—

Notes:

(1)
Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR. While we recorded U.S.$338.3 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2003, only U.S.$335.0 million is payable upon maturity.

(2)
Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

	Expected Maturity Date March 31,
	As of March 31, 2004
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt (U.S.$)	—	—	—	—	—	137,003	137,003	146,409
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Fixed rate debt (U.S.$)	—	—	—	—	—	—	—	335,000(1)
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt (U.S.$)	—	—	25,875	80,000	80,000	60,000	245,875	—
Average interest rate(2)	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	25,845	—	—	—	—	—	25,845	(646)
Average pay rate	6.7225%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—
Variable to Fixed (U.S.$)	20,013	36,919	—	—	—	—	56,932	(1,368)
Average pay rate	3.463%	3.463%	—	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	—	—	—	—	—	—

Notes:

(1)
While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$338.2 million as of March 31, 2004, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to LIBOR plus 6.11%.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In the first quarter of 2004 and in the first quarter of 2003, approximately £10.0 million (U.S.$18.4 million) and approximately £4.6 million (U.S.$8.5 million), respectively, of our total revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match through our FPSO service agreements, to the extent possible, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to assist us in minimizing any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities.

        The total contract/notional amount and the value of our foreign currency exchange contracts as of March 31, 2004 are as follows:

	Expected Maturity Date As of March 31, 2004
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	13,498	13,711
(Receive £/Pay U.S.$)
Aggregate Amount	22,851	23,365
(Receive NOK/Pay U.S.$)
Aggregate Amount	2,708	2,734

        These foreign currency exchange contracts mature on various dates through 2004.

DISCLOSURE CONTROLS AND PROCEDURES

        The information included in this section concerns the evaluation of disclosure controls and procedures and internal controls referred to in the Certifications included in our annual report for the year ended December 31, 2003 under "Certifications". This information should be read in conjunction with the statements set forth in the "Certifications" for a more complete understanding of the topics presented.

Controls Evaluation and Related Certifications

        As of the end of the first quarter 2004, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls are procedures designed to ensure that information is accumulated, recorded, processed, summarized and communicated to our management, including Mr. Hugo Heerema (our principal executive officer) and Mr. Kees Voormolen (our principal financial officer), in a manner that enables our management to make timely decisions regarding required disclosures and to ensure that our annual and other filings with the Securities and Exchange Commission are filed within required time periods. In connection with this evaluation, we also reviewed our internal controls, because we believe that those controls are important to the efficacy of our disclosure controls and procedures. Internal Controls are procedures designed to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported, in each case to permit the preparation of our financial statements in conformity with U.S. GAAP.

Definition of Disclosure Controls and Scope of Controls Evaluation

        The establishment and evaluation of our disclosure controls and procedures and our internal controls was performed under the supervision and with the participation of our managing directors and executive officers, including Mr. Heerema and Mr. Voormolen, and included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this interim report. In the course of evaluation, we sought to identify data errors, problems with our controls and procedures and acts of fraud, if any, and to confirm, if necessary, that any appropriate corrective actions, including process improvements, were being undertaken. Our finance administration has, with the assistance of other members of our management, begun conducting this evaluation on a regular basis.

Limitations on the Effectiveness of Controls

        In connection with our evaluation, we sought, among other things, to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal controls and whether there were any identifiable acts of fraud involving personnel with a significant role in our internal controls. We believe that these inquiries are important to conducting a proper evaluation. They are also essential for enabling our principal executive officer and our principal financial officer to report any deficiencies to our independent auditors and our managing directors. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions," which are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in our consolidated financial statements. Auditing literature defines "material weakness" as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and the risk that such misstatements would not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to identify other control issues in connection with our evaluation and to consider whether it is necessary to make any revision, improvement or correction to our procedures.

Conclusions

        Based upon our evaluation, Mr. Heerema and Mr. Voormolen have concluded that our disclosure controls are effective to ensure that material information relating to us is made known to management, including Mr. Heerema and Mr. Voormolen, particularly during the period when our filings with the Securities and Exchange Commission are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in all material respects in conformity with U.S. GAAP.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: May 14, 2004

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Quarterly Report For period ended March 31, 2004
TABLE OF CONTENTS
CERTAIN DEFINITIONS
FORWARD-LOOKING STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Balance Sheets
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Statements of Income
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Cash Flow Statement
AURELIA ENERGY N.V. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
UNAUDITED OTHER FINANCIAL DATA AND RATIOS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCLOSURE CONTROLS AND PROCEDURES
SIGNATURES